Exhibit 99.2

LanzaTech NZ, Inc. Combination with AMCI Acquisition Corp. II

Investor Conference Call Script

March 8, 2022

Omar El-Sharkawy– Director, Corporate Development, LanzaTech NZ, Inc.

Good morning, and welcome to the LanzaTech NZ, Inc. (“LanzaTech”) and AMCI Acquisition Corp. II (“AMCI”) investor conference call.

I want to remind everyone that this call may contain forward-looking statements including, but not limited to, LanzaTech and AMCI’s expectations or predictions on financial and business performance and conditions, expectations, or assumptions regarding consummation of the proposed business combination between the parties, and LanzaTech’s product development and performance. This also includes, but is not limited to, the timing of LanzaTech’s development milestones, competitive and industry outlooks, and the timing and completion of the proposed business combination. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and are not a guarantee of performance. I encourage you to read the press release issued today and AMCI’s filings with the SEC, including the Current Report on Form 8-K filed by AMCI today, which includes a copy of the investor presentation for a discussion of the risks that can affect the business combination on page 58-60 of the presentation, LanzaTech’s business, and the business of the combined company after completion of the proposed business combination.

AMCI and LanzaTech are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

During this call, we will also be discussing adjusted EBITDA which is a non GAAP financial measure. Adjusted EBITDA is a metric that is not calculated in accordance with generally accepted accounting principles in the United States. Please see slide 57 of our investor presentation for a reconciliation of adjusted EBITDA to its most directly comparable financial measure calculated in accordance with GAAP.

I will now turn the call over to Dr. Jennifer Holmgren, Chief Executive Officer of LanzaTech. Please go ahead, Dr. Holmgren.

Dr. Jennifer Holmgren – CEO, LanzaTech NZ, Inc.

Good morning, it is a pleasure to be here, and thanks to everyone for joining us today. LanzaTech was founded 17 years ago by Dr. Sean Simpson and the late Dr. Richard Forster, with the goal of eliminating the need for virgin fossil carbon by changing the way the world uses carbon. Fossil carbon is in everything we use in our daily lives. It is not just in fuels and power, but in our clothes, cosmetics, toys and home goods. All of this starts life in a refinery based mostly on petroleum or natural gas. Unfortunately, in 2022 this carbon economy is not sustainable given our current understanding of the impact of emitted and waste carbon on our environment and climate. We absolutely must stop putting carbon into our atmosphere and to do that we need to change our entire carbon economy.

The best way to think about LanzaTech is as a business that enables a closed loop, circular carbon economy where carbon is reused rather than wasted. Through technology designed to touch all points of carbon use we believe we can offer a profitable solution to decarbonizing carbon intensive businesses, while providing sustainable raw materials to make the things we use in our daily lives.

Waste carbon is simply carbon that's already seen a primary use, such as emissions created during the steel making process that would traditionally be emitted into the atmosphere as CO2, and carbon found in solid waste streams like our daily trash.

How do we do this? It is a technology based on nature and mimics the original carbon recyclers – trees. Nature served as the inspiration for an amazing idea that became LanzaTech. We use a biocatalyst – a bacteria or microbe - which metabolizes carbon and produces useful chemicals. We like to make an analogy which compares our process to making beer via fermentation. Rather than yeast, we use bacteria and instead of sugar, we use waste carbon. I want you to stop for a second and consider this. We can transform a greenhouse gas into a range of materials that are traditionally made from petroleum.

The beauty of this process is that it is based on biology, which is inherently flexible. The flexibility allows us to use a variety of different waste streams, from industrial emissions to solid waste, including biomass residues and municipal solid waste. Over the past 17 years, we've developed the bacteria, the bioreactor and refined the technology. We have already proven the entire process with two commercial plants operating and several others in various stages of design and construction. In addition, our continued R&D innovations have enabled us to create custom microbes capable of producing new, differentiated products for our customers. It is thanks to this proven path to commercialization that we are able to be here today.

When we consider the potential uses for our technology, we come up with a potential total addressable market opportunity over $1.0 trillion.

I encourage you to review the investor presentation posted this morning on our website, as well as on AMCI’s EDGAR page on the SEC website. If you turn to slide number 7, you can see several examples of products made using ethanol derived from our fermentation process at a steel mill. The ethanol was converted to the chemical building blocks needed to make polyester yarn or PET for packaging. In the middle of that slide, you see a beautiful, recycled carbon dress that was available to buy during the recent holiday season. The PET packaging shown to the left is currently available in select stores in Europe. These recycled carbon bottles are food grade and can be used for beverages. We believe this is a significant milestone for sustainable packaging as food grade quality is difficult to achieve from traditional mechanically recycled PET.

Coral is a laundry detergent made by Unilever and this example is sold in Germany. Some of the ingredients used to make this detergent also originated as ethanol made from steel mill emissions.

Slide 7, also includes a photo taken after landing a commercial flight partially fueled by sustainable aviation fuel, produced from steel mill derived ethanol. The Virgin Atlantic flight went from Orlando, Florida to Gatwick Airport in London. LanzaJet, a company we founded in 2020 and retain a 25% ownership interest in, is now in the process of building a 9.5 million gallon per year commercial plant to convert ethanol to sustainable aviation fuel, with additional plants in development globally. The market for sustainable aviation fuel is expected to grow at a blistering pace, and we expect it will be under-served, absent a significant increase in supply capacity between now and the 2030 timeframe. Slide 12 of our investor presentation shows total demand for sustainable aviation fuel is expected to be approximately 10% of total global aviation fuel by 2030, or around 14 billion gallons. To meet that expected demand, current capacity for sustainable aviation fuel production must grow at a CAGR of over 80% between now and 2030. The attractive market fundamentals encouraged us to carve out LanzaJet as a separate entity and to look for outside investors to accelerate our growth and penetration into that market. As a result of our decision to form LanzaJet, we were able to attract several notable investors and funders who shared our enthusiasm for this market opportunity, including All Nippon Airways, British Airways, the Microsoft Climate Innovation Fund, Mitsui & Co., LTD., Suncor Energy and Shell.

As you can see from these examples, there are a significant number of applications for LanzaTech’s technology. We believe that the true driving force behind wide scale adoption by significant industrial players is two-fold. First, and most importantly from the perspective of our industry partners, we believe the implementation of our technology is a profitable investment, with a robust return on invested capital. Second, we believe this investment in a sustainable supply-chain solution will allow customers to advance sustainability & ESG goals, as well as efforts to meet decarbonization mandates.

There is significant motivation on the part of industry to rapidly decarbonize their operations, as well as pressure from major institutional investors for companies to ramp up their ESG efforts. We believe companies understand the urgency to decarbonize their operations, and LanzaTech provides a proven, scalable, and profitable solution that we believe will enable them to do so.

And with that, I will pass it over to Nimesh Patel, CEO of AMCI Acquisition Corp II.

Nimesh Patel – CEO, AMCI Acquisition Corp. II

We are very excited to announce this transaction today between AMCI and LanzaTech. We launched AMCI Acquisition Corp II last year with the objective of partnering with a company focused on decarbonizing the heavy industry complex.

The heavy industry complex is an area that we at AMCI know well and have invested and operated in for decades. Since our founding in 1986, we have developed long standing relationships with the producers, transporters and consumers of a range of industrial raw materials. Over the last 18-24 months we have noted a dramatic shift in sentiment among many of these industrial partners, who have told us they recognize the need to urgently identify and invest in new pathways to decarbonize their existing industrial operations. However, the challenge for them is identifying a decarbonization solution that makes economic sense and can utilize existing infrastructure, without having to start from scratch.

In LanzaTech, we have identified a company that solves both of these problems by offering a profitable, bolt-on solution to the industrial economy, which is available today.

We believe this transaction will help LanzaTech accelerate the global deployment of its technology while providing the funding needed for the company to continue developing innovative carbon solutions for the future.

Notably, this transaction has attracted a number of new strategic investors. We believe bringing on additional strategic investors will accelerate LanzaTech’s work globally, as well as bring core knowledge and expertise in carbon management to the company.

When we at AMCI think about LanzaTech, we identify several key attributes, which together, compelled us to partner with Jennifer and the team:

●	First, LanzaTech has successfully commercialized a patented process to profitably transform waste carbon into a range of chemicals and fuels, representing a total addressable market opportunity of over $1 trillion. The fossil-fuel free chemicals produced by LanzaTech plants are in high demand from a wide range of end-users, including the consumer products and aviation sectors.

●	Second, LanzaTech employs a licensing-based, capital light business model with long-tailed, recurring revenues. LanzaTech’s licensing model enables the company to accelerate the rate of deployment of its technology – which is a key differentiator versus other public decarbonization companies who need to build plants themselves. This model has been successfully demonstrated by the $800 million that has already been invested by customers deploying LanzaTech’s technology.

●	Third, LanzaTech offers a highly compelling value proposition for its target market of customers and development partners. LanzaTech’s biorefineries represent a scalable and profitable solution that not only achieves all these goals in very significant way, but each individual facility is profitable to build and operate.

●	Finally, perhaps the most important aspect of LanzaTech’s business in our assessment, is the fact that LanzaTech’s technology is available today, on a fully commercial scale. The problem of decarbonizing heavy industry is not only a massive global challenge, but it is also an urgent one. LanzaTech has been at this for some 17 years now and has successfully proven that its process and patent-protected technology works across numerous feedstocks around the world.

●	LanzaTech checks all the boxes we required in a target and as such, we believe LanzaTech is absolutely ready to be a public company.

We at AMCI are extremely excited to partner with LanzaTech in a transaction that will help unlock the company’s full potential and enable the heavy industrial complex to achieve its decarbonization objectives.

With that, I will pass it over to Geoff Trukenbrod, Chief Financial Officer at LanzaTech, to discuss the company’s financials and outlook.

Geoff Trukenbrod – Chief Financial Officer, LanzaTech NZ, Inc.

Thank you, Nimesh.

I will spend a few minutes discussing our business model and financial forecast. However, I still encourage everyone to review the full set of investor materials available on the Investor section of our website.

LanzaTech’s business model consists of three interrelated and complementary segments including the licensing of our Carbon Capture & Transformation, or CCT technology, our CarbonSmart marketing business and our Joint Development & Contract Research Business.

We expect our core CCT licensing business to make up most of our revenues in the near future. This capital-light model enables us to partner with customers on the development of their own gas fermentation facilities, accelerating the spread of our technology across a wide variety of feedstocks, and geographies. As a licensor and services provider, we structure our agreements to provide engineering and startup services and key components of the overall equipment package that are based on our proprietary designs and integrations. Once fully operational, recurring revenues are generated from royalties on the offtake, ongoing supply of microbes and media, as well as software, monitoring and analytics support.

The second business unit is our CarbonSmart business, which is about off taking from these biorefining facilities in order to use that offtake as building blocks to the sustainable materials and products that our consumer facing partners need in their supply chains. As it relates to the previous examples referenced by Jennifer, this could include PET fibers for our apparel partners such as Lululemon, surfactants for Unilever’s detergents, or PET for food grade bottles. In this unit of the business, our revenues are based on fees associated with the marketing of the product, as well as margin we can capture above the offtake price.

Finally, the third unit of our business is our Joint Development and Contract Research business. The demand for additional CarbonSmart products and chemicals is a natural driver of this business unit as our synthetic and computational biology capabilities enable us to work with partners interested in developing new strains of the microbe. These new strains can be deployed in existing biorefining facilities to produce alternative chemicals and materials that our partners can employ in their manufacturing processes. We are partnering with these companies to develop novel microbes for them that we anticipate will then in turn drive growth in demand for additional bio refining capacity.

As a licensor, a typical plant deployment provides LanzaTech with a variety of one-time, as well as long term recurring revenue streams with strong gross margins throughout the life of the facilities developed (design basis is 20 years).

From the perspective of the partner, the attractive unit economics offered by developing one of these facilities is expected to be one of the most important drivers of broad adoption of our technology - we believe it provides our partners who choose to employ LanzaTech technology as a part of their decarbonization efforts with the ability to turn that carbon problem into a profit center and to achieve compelling returns on their investment. We believe that with LanzaTech’s technology, our partners can significantly reduce their carbon footprint, advance sustainability & ESG goals and facilitate compliance with mandates and legislation, all in a profitable manner with a robust ROI. This is all based on the current set of expected costs, capital requirements and available incentives. In addition, through ongoing innovation, we expect to continue to bring down current plant capex and opex levels, improving customer project level economics, making each project just that much more compelling and ultimately accelerating the licensing of our technology.

Moving to our financials. We expect significant revenue growth from a robust pipeline of identified and validated project opportunities. In addition, we expect that our investments in select development opportunities with partners will provide access to additional offtake for our CarbonSmart and SAF businesses, and diversify the deployments of our technology across other feedstocks and geographies, driving accelerated adoption of our technology and further expansion of the pipeline.

We are forecasting 2022 revenue of $65 million, with strong gross margins today and a robust growth profile expected in the years ahead. We expect to turn adjusted EBITDA positive during 2023 and generate total adjusted EBITDA of $80 million in 2024 with a significant uptick to over $250 million in 2025 and beyond. By 2025, we expect continued robust growth to generate significant free cash flow, along with ongoing, meaningful margin expansion as royalties and dividends become a greater share of our revenue mix and we gain additional operating leverage via increased scale.

We are very proud and excited about this transaction. This business combination values LanzaTech at an implied pro forma enterprise value of $1.8 billion, prior to any potential redemptions by AMCI stockholders. The boards of directors of AMCI and LanzaTech have approved the proposed transaction, which is expected to be completed in the third quarter of 2022, subject to, among other things, the approval by LanzaTech’s stockholders and AMCI’s stockholders and the satisfaction or waiver of other customary closing conditions.

We expect the transaction to provide approximately $275 million of gross proceeds prior to payment of transaction expenses, including a committed PIPE of approximately $125 million by investors AMCI, ArcelorMittal, BASF, K1W1, Khosla Ventures, Mitsui & Co., LTD., New Zealand Superannuation Fund, Oxy Low Carbon Ventures LLC, Primetals Technologies, SHV Energy, and Trafigura. Along with existing cash on the balance sheet, we should have approximately $315 million on our balance sheet upon the closing of the transaction, prior to any potential redemptions by AMCI stockholders. The proceeds from this transaction will enable us to execute our business plan, accelerate our commercial operations, fund capital requirements associated with development projects LanzaTech has selected to participate in with partners and continue our technological innovation.

With that, I would like to turn the call back to Jennifer for closing remarks.

Dr. Jennifer Holmgren – CEO, LanzaTech NZ, Inc.

Thank you, Geoff.

LanzaTech’s goal is to change the way the world sources, uses and disposes of carbon through the creation of a circular economy where carbon is reused rather than wasted. We believe our technology offers a solution to the global carbon crisis and can be deployed at a scale necessary to address the decarbonization goals of many major industries. We believe we have found the right mixture of effectiveness, simplicity, flexibility, and profitability needed to rapidly deploy technology across major industries to support our global goal to reduce carbon emissions.

LanzaTech’s technology is proven with two commercially operating facilities, and we are excited about our significant growth trajectory as customers continue to adopt and deploy our technology globally. We are confident that the truly impressive growth potential faced by the company today will come to fruition.

As I said at the outset, LanzaTech is thrilled to announce this transaction and to be working with an incredible partner in AMCI to bring us to the next stage of growth. Thank you for your interest in LanzaTech and AMCI, and I look forward to updating you over the coming weeks and months. Have a great day.

Operator

That concludes today’s conference call. Thank you for joining. You may now disconnect.